FUDI Ingredients, Inc.

(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Period and Year Ended June 30, 2026 and December 31, 2025

TABLE OF CONTENTS

RNB CAPITAL
Certified Public Accountants

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: FUDI Ingredients, Inc. Management

We have reviewed the accompanying financial statements of FUDI Ingredients, Inc. (the Company) which comprise the balance sheets as of June 30, 2026 & December 31, 2025 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our conclusion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

July 29, 2026

FUDI INGREDIENTS, INC.
BALANCE SHEET

AS OF		June 30, 2026	December 31, 2025
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	44,088	4,825
Total Current Assets		44,088	4,825
Non-Current Assets:			
Fixed Assets, Net	$	1,096	1,232
Total Non-Current Assets		1,096	1,232
TOTAL ASSETS	$	45,185	6,058
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable and Accrued Liabilities	$	974	-
Total Current Liabilities	$	974	-
Non-Current Liabilities:			
SAFE Liability	$	53,188	-
Total Non-Current Liabilities	$	53,188	-
TOTAL LIABILITIES		54,162	-
EQUITY			
Common Stock	$	75	-
Subscription Receivable		(75)	-
Additional Paid in Capital		11,774	12,681
Accumulated Deficit		(20,752)	(6,624)
TOTAL EQUITY	$	(8,977)	6,058
TOTAL LIABILITIES AND EQUITY	$	45,185	6,058

See Accompanying Notes to these Unaudited Financial Statements

FUDI INGREDIENTS, INC.
STATEMENT OF OPERATIONS

		June 30, 2026	December 31, 2025
Operating Expenses			
Research & Development	$	11,217	2,042
General & Administrative Expenses		2,775	4,453
Depreciation Expense		136	129
Total Operating Expenses		**14,128**	**6,624**
Total Loss from Operations	$	**(14,128)**	**(6,624)**
Other Income (Expense)			
Net Income (Loss)	**$**	**(14,128)**	**(6,624)**

See Accompanying Notes to these Unaudited Financial Statements

FUDI INGREDIENTS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock					
	# of Shares	$ Amount	Subscription Receivable	APIC	Retained Earnings (Deficit)	Total Shareholders' Equity
Inception- 3/3/25	7,500,000	75	(75)	-	-	-
Additional Paid-in Capital	-	-	-	12,681	-	12,681
Net income (loss)	-	-	-	-	(6,624)	(6,624)
Ending balance at 12/31/25	7,500,000	75	(75)	12,681	(6,624)	6,057
Additional Paid-in Capital	-	-	-	(907)	-	(907)
Net income (loss)	-	-		-	(14,128)	(14,128)
Ending balance at 6/30/26	7,500,000	75	(75)	11,774	(20,752)	(8,978)

See Accompanying Notes to these Unaudited Financial Statements

FUDI INGREDIENTS, INC.
STATEMENT OF CASH FLOWS

		June 30, 2026	December 31, 2025
OPERATING ACTIVITIES			
Net Income (Loss)	$	(14,128)	(6,624)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation Expense		136	129
Accounts Payable		974	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		1,110	129
Net Cash provided by (used in) Operating Activities	$	(13,018)	(6,495)
INVESTING ACTIVITIES			
Fixed Assets	$	-	(1,361)
Net Cash provided by (used in) Investing Activities	$	-	(1,361)
FINANCING ACTIVITIES			
SAFE Liability	$	53,188	-
Common Stock		75	-
Subscription Receivable		(75)	-
Additional Paid in Capital		(907)	12,681
Net Cash provided by (used in) Financing Activities	$	52,281	12,681
Cash at the beginning of period		4,825	-
Net Cash increase (decrease) for period	$	39,263	4,825
Cash at end of period	$	44,088	4,825

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Organization FUDI Ingredients, Inc. (the "Company"), which also operates under the name FUDI Protein, was incorporated as a C-corporation in the State of Delaware on March 3, 2025. The Company's headquarters and principal place of business are located in Madison, Wisconsin.

Nature of Business The Company is an early-stage, pre-commercial food-technology entity focused on the development and commercialization of a functional, plant-based RuBisCO protein extracted from alfalfa. This protein is engineered to serve as a direct drop-in replacement for egg-white and whey proteins within the food and beverage industry.

The Company operates on a business-to-business (B2B) model. Upon achieving commercial scale, the Company expects to generate revenue through two primary streams:

1. **Purified Protein:** The sale of its purified protein ingredient to food and beverage manufacturers and specialty-ingredient companies, which is expected to be the primary revenue driver.
2. **Biomass Co-product:** The sale of a fiber-rich ruminant animal-feed co-product (produced during the extraction process) to partner farms, which is intended to offset feedstock costs.

Operating Stage and Markets As of the periods ended December 31, 2025, and June 30, 2026, the Company is in the pilot and scale-up stage of its operations and remains pre-revenue. The Company's initial target customer base and active inbound interest are concentrated in the United States, with plans to expand its addressable market to multinational companies globally and an eventual longer-term expansion into Latin America

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Regulatory Environment The Company's food-grade protein products are subject to extensive regulation by the Food and Drug Administration (FDA) and other regulatory bodies. The Company is currently pursuing Self-Affirmed GRAS (Generally Recognized as Safe) status for its alfalfa-derived RuBisCO protein, a process estimated to take 12 to 18 months. While management believes precedent exists for this regulatory pathway, any delays, additional testing requirements, or failure to obtain GRAS status could severely impact the Company's ability to sell its products to commercial food and beverage manufacturers.

Intellectual Property The Company's competitive advantage relies heavily on proprietary processing flows and chemistry. Currently, the Company relies on trade-secret know-how to protect its intellectual property and intends to allocate capital from its Pre-seed round to file provisional patents. The failure to adequately protect its intellectual property, or the potential for third-party claims of infringement, could negatively impact the Company's competitive position and financial health.

Agricultural and Supply Chain Risks Because the Company's core feedstock is alfalfa, its future operations will be subject to agricultural risks, including weather conditions, climate change, pests, crop disease, and fluctuations in commodity pricing. Furthermore, the Company relies on partner farms to accept the return of its fiber co-product as ruminant animal feed to offset feedstock costs. Disruption to this supply chain or partnerships could materially affect the Company's expected gross margins

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company is an early-stage, pre-revenue entity that was incorporated on March 3, 2025. As of June 30, 2026, the Company has not generated any revenue and has an accumulated deficit of $20,751.71. The Company's ability to continue as a going concern is dependent upon its ability to obtain additional capital financing, successfully commercialize its RuBisCO protein and biomass co-products, and eventually achieve profitable operations. Management is actively seeking capital through a Regulation CF crowdfunding campaign on Wefunder and is targeting a $1.2M Pre-seed funding round. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of June 30, 2026 and December 31, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $44,088 and $4,825 in cash as of December 31, 2025 and December 31, 2024, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for June 30, 2026 and December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**June 30, 2026**	**December 31, 2025**
Lab equipment, at cost	5	1,361	1,361
Less Accumulated Depreciation		(265)	(129)
Totals		**1,096**	**1,232**

General and Administrative

General and administrative expenses are recognized as incurred under the accrual basis of accounting. These expenses primarily consist of professional services (including legal and accounting fees), corporate administration and setup costs, and promotional materials related to investor relations and early-stage capital-raising efforts.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

As of December 31, 2025, and June 30, 2026, the Company is pre-revenue and has incurred cumulative operating losses since its incorporation on March 3, 2025. Accordingly, the Company has recorded no current or deferred income tax provision or benefit for the periods then ended.

The components of the Company's deferred tax assets as of December 31, 2025, and June 30, 2026, are primarily driven by federal and state net operating loss (NOL) carryforwards.

	December 31, 2025	**June 30, 2026**
Deferred tax assets:		
Net operating loss (NOL) carryforwards	$1,855	$5,811
Gross deferred tax assets	1,855	5,811
Less: Valuation allowance	(1,855)	(5,811)
Deferred tax assets, net	**$0.00**	**$0.00**

Gross deferred tax assets are calculated using a combined statutory federal and state tax rate of 28.0%, based on the statutory federal corporate rate of 21.0% and Wisconsin's statutory corporate rate of 7.9%, net of federal benefit. Net operating losses of $6,624 for 2025 and $20,752 as of June 30, 2026 form the basis of these assets.

Due to the Company's pre-revenue status, lack of operating history, and cumulative net losses, management has determined that it is more likely than not that the deferred tax assets will not be realized. Accordingly, a 100% valuation allowance has been recorded against the gross deferred tax assets as of December 31, 2025, and June 30, 2026. The change in the valuation allowance was $1,854.64 for the period ended December 31, 2025, and $3,955.84 for the six months ended June 30, 2026.

Effective Tax Rate Reconciliation The reconciliation of the federal statutory income tax rate to the Company's effective income tax rate for the periods ended December 31, 2025, and June 30, 2026, is as follows:

	December 31, 2025	June 30, 2026
U.S. Federal statutory rate	21.0%	21.0%
State taxes, net of federal benefit	7.0%	7.0%
Change in valuation allowance	(28.0%)	(28.0%)
Effective tax rate	**0.0%**	**0.0%**

Uncertain Tax Positions and Unfiled Returns The Company evaluates its tax positions in accordance with ASC 740-10. Under these guidelines, tax benefits are recognized only for those tax positions that are more likely than not to be sustained upon examination by taxing authorities. Management has evaluated the Company's tax positions and concluded that there are no significant uncertain tax positions that require disclosure or accrual in the financial statements.

As of the date of these financial statements, the Company has not yet filed its federal or state corporate income tax returns for the fiscal year ended December 31, 2025. Once filed, the Company's tax returns for the 2025 tax year (and all subsequent years) will remain open to examination by the Internal Revenue Service (IRS) and the Wisconsin Department of Revenue for a statutory period of three to four years from the date of filing. The Company is not currently under audit by any federal or state taxing authority.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Founder Capital Contribution: During the period ended December 31, 2025, the Company received **$10,000.00** in cash from Udi Lazimy, the Company's founder and Chief Executive Officer, which is classified as Additional Paid-In Capital within the accompanying financial statements.

Expenses Paid on Behalf of the Company: Throughout the periods ended December 31, 2025, and June 30, 2026, certain operating expenses, research and development consumables, and laboratory equipment were

purchased directly by key management personnel using personal funds or personal accounts (including international transactions via Mercado Pago). As of December 31, 2025, and June 30, 2026, these amounts were fully reimbursed and therefore no due to related parties expense is warranted.

Key Management Consulting Services The Company maintains a lean operating structure and does not employ its management team via traditional payroll, with the exception of the CEO. The Company engages its Fractional Chief Technology Officer (CTO) as an independent contractor. During the six months ended June 30, 2026, the Company incurred research and development consulting fees to the Fractional CTO for services related to product pilot and scale-up phases

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

During the six months ended June 30, 2026, the Company launched a Regulation Crowdfunding (Reg CF) community round. As of June 30, 2026, the Company has recorded outstanding SAFE liabilities of **$53,187.75** (rounded to $53,188), representing funded subscriptions received through the Wefunder SPV, LLC.

The SAFEs are financing instruments and are classified as non-current liabilities on the balance sheets. The material terms of the SAFEs issued under this community round are as follows:

- **Valuation Cap:** The Post-Money Valuation Cap is **$3,000,000.00**.
- **Discount Rate:** The Discount Rate is **100.000%** (representing no purchase discount).
- **Equity Financing Conversion:** If a qualified Equity Financing occurs before the expiration or termination of the instrument, the SAFE will automatically convert into a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. The Safe Preferred Stock will have identical rights, privileges, and preferences to the Preferred Stock issued in the financing, with price-based preferences calculated using the Safe Price.
- **Liquidity Event:** If a Liquidity Event (such as a Change of Control, Direct Listing, or Initial Public Offering) occurs before the SAFE terminates, the investor is automatically entitled to receive a payout equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price.
- **Dissolution Event:** If a Dissolution Event occurs before the SAFE terminates, the investor is automatically entitled to receive a portion of proceeds equal to the Cash-Out Amount.
- **Liquidation Priority:** In both Liquidity and Dissolution Events, the SAFE operates similarly to standard non-participating Preferred Stock. Payouts are junior to outstanding indebtedness and creditor claims, on par with payments for other SAFEs and/or Preferred Stock, and senior to payments for Common Stock

NOTE 6 – EQUITY

The Company is authorized to issue 10,000,000 shares of capital stock, all of which are designated as Common Stock, with a par value of $0.00001 per share. As of June 30, 2026 and December 31, 2025, there were 7,500,000 shares of Common Stock issued and outstanding.

Founder Stock Issuance: On March 3, 2025, the Company issued 7,500,000 shares of Common Stock to its founder and Chief Executive Officer, Udi Lazimy, for total cash consideration of $75.00. While the shares may

have originally been subject to a repurchase option, an amendment on February 6, 2026, eliminated the repurchase option, rendering the shares fully vested with no ongoing vesting schedule.

Voting: Common stockholders are entitled to one vote per share.

During the period ended December 31, 2025, the founder contributed $10,000.00 to the Company in cash. This cash injection is recorded within Stockholders' Equity as Additional Paid-In Capital (APIC) as of December 31, 2025, and June 30, 2026.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2026 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 29, 2026, the date these financial statements were available to be issued.

Regulation Crowdfunding (Reg CF) campaign on the Wefunder platform remained open and active subsequent to June 30, 2026. Between July 1, 2026, and July 17, 2026, the Company received an additional $6,500 in committed subscriptions through the Wefunder SPV, LLC Simple Agreement for Future Equity (SAFE)

Significant Capital Expenditures In July 2026, to support its Phase I/II pilot and scale-up testing operations, the Company purchased and placed into service a new centrifuge and juicer system. The total capitalized cost for this lab equipment was $4,697.07